Exhibit 99.3

Solaris Resources Inc.

Management’s Discussion and Analysis

For the Years Ended December 31, 2024 and 2023

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the year ended December 31, 2024, with comparative information for the year ended December 31, 2023. This MD&A is dated March 20, 2025 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, and the related notes contained therein, which are available on the Company’s website at www.solarisresources.com and on System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company has prepared the consolidated financial statements in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “SLS” as well as on the NYSE American LLC (“NYSE American”) and trade under the symbol “SLSR”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work, that exploration activities continue to target growth of the MRE (as defined below), timing of such exploration plans, and potential results of such exploration plans; the Company’s plans for the ensuing year; the timing, content, and results of the Company’s upcoming MRE; the update of the Investment Protection Agreement (“IPA”); the publication of the PFS (as defined below); use of proceeds from the Company’s financings; closing of the undrawn portion of the Orion (as defined below) financing; the anticipated benefits and results of the Emigration (as defined below); the benefits of the Company’s management and board of directors (the “Board”) changes; approval of the Environmental Impact Assessment (“EIA”) for the Warintza Project (as defined below); that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portion of the $80,000 financing; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

These risks, uncertainties and factors include the ability to raise funding to continue exploration, development and mining activities; debt risk; global economic conditions; limited supplies, supply chain disruptions and inflation; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined reserves with no mineral properties in production or under development; uncertainty relating to inferred mineral resources; speculative nature of mineral exploration and development; risks from international operations; risks associated with an emerging and developing market; relationships with, and claims by, local communities and Indigenous Groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices; pressure from artisanal and illegal miners; risks associated with mining, exploration and development; land title risk; surface rights and access risks; changes in U.S. laws and policies regulating international trade; Middle Eastern conflicts; Russia-Ukraine conflict; global outbreaks and contagious diseases; fraud and corruption; ethics and business practices; future legal proceedings; tax regime in Ecuador; mineral assets being located outside Canada and held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; water management; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interest; uninsurable risks; information systems; public company obligations; reliability of financial reporting and financial statement preparation; foreign subsidiary operations may impact the Company’s ability to fund operations efficiently; Common Share (as defined below) price fluctuation; value of Common Shares; future sales of Common Shares by existing shareholders; costs of land reclamation; measures to protect endangered species; environmental risks and hazards and changes in climate conditions; differences in U.S. and Canadian reporting of mineral reserves and resources; the Company’s “foreign private issuer” status; and claims under U.S. securities law.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ from United States standards. In particular, and without limiting the generality of the foregoing, the technical and scientific information contained and incorporated by reference in this MD&A was prepared in accordance with 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines (the “CIM Standards”), which differs from the standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, estimates of the Company’s mineral reserves and mineral resources, and other technical and scientific information included or incorporated by reference in this MD&A, may differ materially from the information that would be disclosed by a United States company subject to the SEC standards under the Exchange Act.

Description of Business

Solaris is a copper-gold exploration and development company, committed to a sustainable future by empowering communities and stakeholders through our dedication to participatory and responsible mining. The Warintza Project, a large copper-gold porphyry deposit, is a unique, global scale asset located in southeast Ecuador. The Company also owns a series of grassroot exploration projects with discovery potential in Peru and Chile and a 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Highlights and Activities

The following activities and developments were achieved during 2024:

Corporate:

●	The Company entered into a subscription agreement in respect of an approximately C$130,000 private placement of Common Shares by an affiliate of Zijin Mining Group Co., Ltd. at a subscription price of C$4.55 per Common Share intended to support the growth of the Warintza Project. Closing of the private placement was subject to customary conditions precedent and applicable regulatory approvals, including the receipt of regulatory approval under the Investment Canada Act.[1]

●	After four months of Canadian regulatory review in an evolving environment, approval was not obtained and the transaction no longer adequately reflected market value. As such, the Company voluntarily terminated the minority equity investment.[2]

[1]	Refer to the Company’s news release titled “Solaris Announces $130 Million Strategic Investment by Zijin Mining Group” dated January 11, 2024
[2]	Refer to the Company’s news release titled “Terminates Minority Equity Investment, Pursues Focused Warintza Strategy” dated May 21, 2024

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

●	On June 10, 2024, Solaris filed a preliminary short form base shelf prospectus allowing the Company to offer for sale from time to time, for a 25-month period, Common Shares, debt securities, subscription receipts, Common Share purchase contracts, units and warrants in one or more series or issuances, with a total offering price, in the aggregate, of up to $200 million. On June 14, 2024, Solaris filed a final short form base shelf prospectus with the same offering terms.[3]

●	The Company closed a bought deal equity offering and issued 8,222,500 Common Shares, including 1,072,500 Common Shares pursuant to the underwriters’ full exercise of the over-allotment option, at a price of C$4.90 per Common Share for aggregate gross proceeds of C$40,290. The Company also issued, on a private placement basis, 2,795,102 Common Shares at a price of C$4.90 per Common Share for aggregate gross proceeds of C$13,696 ($10,000) pursuant to the drawdown of its second equity tranche of the Company’s previously announced offtake financing package (see the Company’s news release dated December 11, 2023 for additional information). The net proceeds of the offering, inclusive of the over-allotment option, and the drawdown of the second equity tranche of the offtake financing, will be used to fund an expanded exploration and infill drilling program at Warintza, together with enhanced regional exploration activities, including fieldwork on ten new exploration concessions recently awarded to the Company, and for general corporate purposes.[4]

●	The Company announced the final steps to complete its emigration by year-end following the Company’s previous announcement to position the Company to maximize returns for shareholders and protect the interests of stakeholders by aligning with regulators in Ecuador as Warintza completes the permitting process (the “Emigration”). In connection with the Emigration, the Company was pleased to announce the appointment of Matthew Rowlinson as President and Chief Executive Officer of the Company, effective January 1, 2025, to be based in a new office in Zug, Switzerland, with further appointments in this office to follow. Mr. Rowlinson is uniquely well positioned for this role having most recently served as the Head of Copper Business Development for Glencore, one of the world’s largest copper miners. The Company was also pleased to announce the appointment of Mr. Matthew Rowlinson, Mr. Rodrigo Borja, and Mr. Hans Wick to the Board effective January 1, 2025. The Company’s directors in Canada, Mr. Daniel Earle, Ms. Poonam Puri, Mr. Kevin Thomson and Mr. Ron Walsh resigned from their roles on the Board effective January 1, 2025.[5]

Project advancement:

The following activities and developments were achieved during 2024:

●	Announced a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”) and the Alliance for Entrepreneurship and Innovation (“AEI”) of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi which host the Warintza Project on their lands, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development. [6]

●	Signed an updated Impact and Benefits Agreement (“IBA”) for Warintza to reflect the continued growth and advancement of the Project. The updated IBA reaffirms certainty of community support for the responsible development of the Project.[7]

●	The Company has been awarded an option to acquire up to a 100% interest in 10 new explorations concessions by the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”). These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits. The new concessions are interpreted to host porphyry copper and epithermal gold potential. Terms include: (i) an upfront payment to ENAMI EP of $250; (ii) an exploration program of up to $25,000 over the exploration phase; and (iii) the exclusive option to acquire the claims from ENAMI EP at a price determined by independent experts.[8]

[3]	Refer to the Company’s news release titled “Solaris Files Final Short Form Prospectus in connection with Common Share Bought Deal Offering Final Short Form Prospectus Accessible on SEDAR+” dated June 3, 2024
[4]	Refer to the Company’s news release titled “Solaris Closes $54 Million in Financing” dated June 10, 2024
[5]	Refer to the Company’s news release titled “Solaris Announces Final Steps to Complete Emigration by Year-End, Including Management and Board Changes; Growth-Oriented Spin-out Anticipated in 2025” dated November 20, 2024
[6]	Refer to the Company’s news release titled “Solaris Announces Cooperation Agreement with Interprovincial Federation of Shuar Centers and the Alliance for Entrepreneurship and Innovation of Ecuador” dated March 1, 2024
[7]	Refer to the Company’s news release titled “Solaris Signs Updated Impact and Benefits Agreement for Warintza Project” dated April 17, 2024
[8]	Refer to the Company’s news release titled “Solaris Announces Award of Option to Acquire Key Concessions Hosting Porphyry Copper and Epithermal Gold Potential Adjacent to Warintza” dated April 30, 2024

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

●	Reported the results of an updated mineral resource estimate (“MRE”) for the Warintza Project with In-Pit Measured and Indicated Mineral Resources of 909 Mt at 0.53% copper equivalent (“CuEq”) (0.37% Cu, 0.02% Mo, 0.05 g/t Au) and additional Inferred Mineral Resources of 1,426 Mt at 0.37% CuEq (0.27% Cu, 0.01% Mo, 0.04 g/t Au) at a base case 0.25% CuEq cut-off grade. The MRE formed the basis for an EIA that was submitted in Q3 2024 as well as ongoing drilling with >30,000m scheduled for H2/24 to provide improved drilling coverage targeting open lateral extensions, upgrading Inferred mineral resources and converting remaining uncategorized blocks within the pit shell to support a Pre-Feasibility Study (“PFS”) in H2/25. Concurrent district exploration programs are targeting complementary discoveries from an expanded portfolio of epithermal gold/silver and porphyry copper targets. See the Company’s news release dated July 22, 2024, for additional information.[9]

●	The Company submitted an EIA to the Ministry of Environment, Water and Ecological Transition (“MAATE”) for the construction of Warintza. With the successful completion of this milestone, the Company received the second tranche of $15 million on its previously announced senior secured debt facility (the “Senior Loan”). The next update on permitting is the technical approval of the EIA expected in H1/25.[10]

●	Provided a Warintza Project update including the latest assay results from its ongoing 2024 drilling program, which exceeds 75,000m, and also report on technical programs and early works infrastructure development.[11]

Subsequent to year-end:

●	Announced the expansion of the Solaris leadership team as well as announcing that the final Emigration steps are complete, subject to a few administerial matters.[12]

●	Signed a letter of intent with the Pueblo Shuar Arutam (“PSHA”) to establish an inter-institutional working group alongside the host communities of Warints and Yawi and the Ecuadorian State, aiming to advance dialogue towards a cooperation agreement. The company has completed its resource drilling program at Warintza and expects to publish an updated MRE in mid-2025, based on over 80,000 meters of drilling. This update will be incorporated into the PFS, scheduled for release in Q3 2025.[13]

OUTLOOK

The Company plans to update the existing IPA previously announced on December 22 2022, to reflect the next stage of the Warintza Project, as it looks to enters the development phase.

Following the submission of the EIA for the Warintza Project for regulatory review and approval, submitted in August 2024, the Company will work alongside the Government of Ecuador’s technical teams and seek the technical approval around mid-year 2025.

In addition, following over 75,000m of drilling in 2024 and over 5,000m of drilling in early 2025, the Company will look to publish an updated MRE in 2025, encompassing the forementioned drilling.

As announced in May 2024, the Company has been working alongside leading international consulting firms, including: Ausenco Engineering, Knight Piésold Consulting and AMC Consultants to deliver a PFS. The Company intends to publish this study in 2025, encompassing the updated MRE noted above.

On delivery of the PFS, the Company will look to begin working on a Feasibility Study for the Warintza Project, working alongside the same leading international consultancy firms noted above. Publication of this study would be in the latter half of 2026.

The receipt of the technical approval for the EIA for the Warintza Project in addition to the publication of the PFS will form the basis for the Exploitation permitting application, working alongside the Government of Ecuador’s technical teams. The Company will look to begin this process in late 2025.

The Company plans to continue additional field work in support of defining high-impact targets within the Warintza porphyry cluster.

[9]	Refer to the Company’s news release titled “Solaris Reports In-Pit Mineral Resources Including Higher Grade Mineralization; Over 30,000m Drilling in H2/24 Targeting Open Extensions and Infill to Upgrade Resources; Concurrent District Exploration” dated July 22, 2024
[10]	Refer to the Company’s news release titled “Solaris Submits Environmental Impact Assessment for Construction of Warintza; Announces Initial Steps to Emigrate to Ecuador” dated September 9, 2024
[11]	Refer to the Company’s news release titled, “Solaris Provides Warintza Operations Update, 2024 Drilling to Exceed 75,000m and Early Works Infrastructure Development Underway”, dated November 12, 2024.
[12]	Refer to the Company’s news release titled “Solaris Expands Leadership Team” dated January 8, 2025
[13]	Refer to the Company’s news release titled “Solaris Signs Letter of Intent With Influential Indigenous Organization in Morona Santiago, Ecuador” dated March 4, 2025

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan) (the “Warintza”, the “Warintza Project” or the “Project”).

The property includes nine metallic mineral concessions covering 26,774 hectares. Four concessions with an area of 9,997 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. As at December 31, 2024, the Company has incurred approximately $206,000 in exploration expenses at Warintza.

Warintza enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an IBA, which was first signed in September 2020, renewed in March 2022 and again renewed in April 2024. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples. In March 2024, Solaris announced a trilateral cooperation agreement with FICSH, the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the AEI of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

In July 2024, the Company reported the results of an updated MRE for the Warintza Project with In-Pit Measured and Indicated Mineral Resources of 909 Mt at 0.53% CuEq (0.37% Cu, 0.02% Mo, 0.05 g/t Au) and additional Inferred Mineral Resources of 1,426 Mt at 0.37% CuEq (0.27% Cu, 0.01% Mo, 0.04 g/t Au) at a base case 0.25% CuEq cut-off grade.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration following the completion of an EIA and community consultation process late 2022. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail.

The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

ENAMI CONCESSIONS

Solaris has entered an option agreement to acquire up to a 100% interest in 10 new explorations concessions from the Ecuadorian state-owned mining company, ENAMI EP. These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador. The new concessions are interpreted to host porphyry copper and epithermal gold potential.

The Company made an upfront payment to ENAMI EP of $250 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law; and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term; or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

Fieldwork at the new ENAMI EP exploration concessions have identified targets with a similar signature across multiple layers of data to Warintza. A number of porphyry copper targets have been identified by open-ended annular magnetic highs enclosing magnetic lows and erosional depressions, consistent with outcropping deposits within the Warintza porphyry cluster for follow-up.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 12,300 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the year ended December 31, 2024:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$13,534	$–	$–	$1,266	$14,800
Site preparation, supplies, field and general	12,442	98	48	216	12,804
Drilling and drilling related costs	14,877	–	–	–	14,877
Assay and analysis	2,735	–	–	–	2,735
Community relations, environmental and permitting	8,498	–	–	134	8,632
Concession fees	420	60	33	40	553
Studies	3,878	–	–	–	3,878
Reclamation provision	2,216	–	–	–	2,216
Amortization	947	4	5	56	1,012
	$59,547	$162	$86	$1,712	$61,507

For the year ended December 31, 2023

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$8,021	$–	$–	$754	$8,775
Site preparation, supplies, field and general	7,767	115	153	160	8,195
Drilling and drilling related costs	4,339	–	–	–	4,339
Assay and analysis	502	–	–	–	502
Community relations, environmental and permitting	7,170	–	–	133	7,303
Concession fees	321	58	146	40	565
Studies	42	–	–	–	42
Reclamation provision	304	–	–	–	304
Amortization	899	3	7	19	928
	$29,365	$176	$306	$1,106	$30,953

The increase in exploration expenses to $61,507 for the year ended December 31, 2024, from $30,953 for the year ended December 31, 2023, was primarily related to the increase in the drilling activities at Warintza in Ecuador with the completion of an MRE update which was reported in July 2024 and ongoing drilling in H2 2024.

Salaries, geological consulting and support, and travel costs were higher in Ecuador for the year ended December 31, 2024, compared to the same period in 2023, mainly due to the increase in geological consultants’ costs in support of drilling activities, as well as higher mobilization of supplies, materials and personnel to and within the site.

The increase in site preparation, supplies, field and general costs is commensurate with the increase in drilling activities with more drilling platforms, civil works and site infrastructure, as well as an increase in supplies and materials consumed at the Warintza Project.

Drilling and drilling-related costs at Warintza, as well as the corresponding assay and analysis costs, increased for the year ended December 31, 2024, compared to the same period in 2023, as the Company conducted a higher volume of drilling activities to provide for the update of the MRE at Warintza Central, which published in July 2024.

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments, included in community relations, environmental, and permitting costs. Community relations, environmental, and permitting costs increased for the year ended December 31, 2024, compared to the same period in 2023, due to the regulatory permitting fees incurred to obtain the advanced exploration environmental license for the Warintza Project.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. For the year ended December 31, 2024, the reclamation provision expensed was higher than the prior year primarily due to additional drilling platforms and expansion of the existing ones for the infill drilling programme. This includes consideration of the advance exploration EMP.

Loss from Operations

Three Months Ended December 31, 2024 Compared to the Three Months Ended December 31, 2023

The Company incurred exploration expenses of $19,271 for the three months ended December 31, 2024 (December 31, 2023 – $6,869). The increase is mainly attributable to the continued increase in exploration and drilling activities at Warintza since the completion of the MRE which was published in July 2024.

The Company incurred general and administrative expenses of $4,034 for the three months ended December 31, 2024 (December 31, 2023 – $2,778). The increase is mainly due to higher costs in professional fees as a consequence of the increase in exploration and drilling activities at Warintza partially offset by lower share-based compensation for the three months ended December 31, 2024 compared to the same period for 2023.

In 2023, the Company decided not to renew the annual concession fees for Ricardo, resulting in a $251 impairment of the exploration and evaluation assets recognized in the statement of net loss and comprehensive loss for the three months ended December 31, 2023.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The Company incurred exploration expenses of $61,507 for the year ended December 31, 2024 (December 31, 2023 – $30,953). The increase is mainly attributable to increased exploration and drilling activities at Warintza throughout the year.

The Company incurred general and administration expenses of $11,469 for the year ended December 31, 2024 (December 31, 2023 – $10,218). The increase is mainly due to higher salary costs, an increase in insurance costs and higher professional fees partially offset by lower share-based compensation, a non-cash cost, of $3,998 for the year ended December 31, 2024 (December 31, 2023 – $5,135).

Selected Annual Financial Information

Information for the three years ended December 31, 2024, 2023 and 2022, as extracted from the Company’s audited consolidated financial statements, is presented as follows:

$ in thousands, except per share amounts	2024	2023	2022
Exploration expenses	$61,507	$30,953	$51,492
General and administrative expenses	11,468	10,218	8,816
Impairment of exploration and evaluation assets	–	251	–
Change in fair value of derivatives	–	105	(1,377)
Net loss	76,539	41,083	58,716
Comprehensive loss	76,539	40,551	59,392
Net loss attributable to Solaris shareholders	77,017	41,008	58,657
Net loss per share attributable to Solaris shareholders – basic and diluted	0.49	0.29	0.52
Total assets	57,196	61,820	38,535
Total non-current liabilities	53,428	31,032	1,459

Exploration expense increased from 2023 to 2024 primarily due to the increase in exploration and drilling activities at Warintza since the completion of the MRE which was published in July 2024. Exploration expense decreased from 2022 to 2023 primarily due to the decrease in exploration activities in Ecuador at Warintza, since the completion of the MRE which was reported in April 2022.

The increase in general and administrative costs from 2023 to 2024 is attributable to an increase in professional fees as a consequence of the increase in exploration and drilling activities at Warintza partially offset by lower share-based compensation.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Total assets decreased from 2023 to 2024 primarily due the use of cash to fund the exploration activities for the Warintza Project. Total assets increased from 2022 to 2023 primarily due to the increase in cash balance from the drawdown of the Senior Loan and the receipt of the equity financing in December 2023, offset with the use of cash to fund the exploration activities for the Warintza Project.

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Exploration expenses	$19,271	$17,659	$14,384	$10,193
General and administration expenses	4,033	2,808	2,482	2,146
Net loss	25,881	20,805	17,643	12,752
Comprehensive loss	25,491	20,671	17,478	12,899
Net loss attributable to Solaris shareholders	25,868	20,785	17,633	12,731
Net loss per share – basic and diluted	$0.16	$0.13	$0.12	$0.08

	2023 Q4	2023 Q3	2023 Q2	2023 Q1
Exploration expenses	$6,869	$7,001	$7,682	$9,401
General and administration expenses	2,778	2,323	2,485	2,632
Impairment of exploration and evaluation assets	251	–	–	–
Change in fair value of derivatives – loss (gain)	–	–	–	105
Net loss	10,049	9,060	9,996	11,978
Comprehensive loss	9,873	9,311	9,616	11,751
Net loss attributable to Solaris shareholders	10,037	9,039	9,973	11,959
Net loss per share – basic and diluted	$0.07	$0.06	$0.06	$0.10

The Company has not generated any income to date other than interest income. Exploration expenditures in the last quarter of 2024 were highest among the last eight quarters to support the drilling activities at the Warintza Project.

Liquidity and Capital Resources

As at December 31,	2024	2023
Cash and cash equivalents	$31,738	$38,865
Prepaids and other	842	523
Accounts payable and accrued liabilities	12,839	5,274
Lease liability – current	216	88
Total current assets	32,580	39,388
Total current liabilities	$13,055	$5,362

Cash used in operating activities during the year ended December 31, 2024 was $58,394 (December 31, 2023 – $38,314). The increased use of cash during the year ended December 31, 2024, compared to the same period in 2023, is primarily attributable to the increase in exploration expenses. Cash used in operating activities was also impacted by the timing of receipts and payments from non-cash working capital items, primarily accounts payable and accrued liabilities.

Cash inflow from financing activities during the year ended December 31, 2024, was $54,471 (December 31, 2023 – $62,268). The main source of cash provided by financing activities during the year ended December 31, 2024, was the receipt of the proceeds from public offerings of $29,270, proceeds from a private placement equity financing of $10,000 and drawdown of the Senior Loan of $15,000. Cash inflow from financing activities during the year ended December 31, 2023, was the receipt of the drawdown of the Senior Loan and proceeds from the exercise of warrants and stock options.

Cash outflow from investing activities during the year ended December 31, 2024 was $2,656 (December 31, 2023 – $347). The increase in cash outflow from investing activities for the year ended December 31, 2024, relates primarily to more purchases of equipment and infrastructure at Warintza compared to the year ended December 31, 2023.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and loan financing to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

The consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.

As at December 31, 2024, the Company had cash and cash equivalents of $31,738. In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $45,000 has been received to date the remaining amount to be made available based on achieving certain milestones. There are no guarantees that the Company will meet the conditions to receive the additional amount under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada. Based on its current forecasted expenditures, the Company requires the additional financing from the Senior Loan and equity financings or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan.

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, Management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

The Company expects to continue to raise the necessary funds primarily through the issuance of Common Shares and/or advances from the Senior Loan in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

Financing Use of Proceeds

Orion Financing Package

In December 2023, the Company completed a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”), consisting of up to $80,000 in financing for the advancement of the Warintza Project in Ecuador. The Orion financing package includes a $60,000 Senior Loan of which $30,000 was received on closing, $15,000 received in September 2024, and the remaining $15,000 to be made available upon the approval and adoption by the Board of a PFS for the Warintza project. Additionally, $20,000 was received on issuance of Common Shares.

In relation to the $45,000 Senior Loan and $20,000 equity financing received by the Company, funds were spent in the following manner, as compared with the planned use of proceeds.

Planned use of proceeds of $65,000	Warintza Project	Approximate use of proceeds spent to December 31, 2024
The intended use of proceeds is (i) to fund the development and working capital requirements of the Warintza Project, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs, and (ii) general corporate and administrative expenses of the Company in respect of the Warintza Project, while maintaining a minimum unrestricted cash balance of $5,000 in Canada.	Salaries, geological consultants and support, and travel	$11,553
	Site preparation, supplies, field and general	11,022
	Drilling and drilling related costs	4,504
	Assay and analysis	469
	Community relations, environmental and permitting	8,283
	Concession fees	420
	Studies	2,230
	Reclamation provision settlement	12
	Property, plant and equipment	1,250
	Payment of lease liability	246
	Working capital changes	(2,845)
	Total	$37,144

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

As at December 31, 2024, the Company has used the proceeds as intended, with approximately $37,144, of total spent to-date since the receipt of the proceeds to fund the development and working capital requirements of the Warintza Project, including exploration, environmental programs and studies, community social relations programs and general corporate and administrative expenses of the Company.

Bought Deal Equity Offering

In June 2024, the Company closed a bought deal equity offering and issued 8,222,500 Common Shares, including 1,072,500 Common Shares pursuant to the underwriters’ full exercise of the over-allotment option, at a price of C$4.90 per Common Share for aggregate gross proceeds of $29,270 (C$40,290). Issue costs amounted to $1,838 (C$2,528) and were offset against the proceeds.

In relation to the bought deal equity offering received by the Company, funds were spent in the following manner, as compared with the planned use of proceeds.

Planned use of proceeds of $29,270 (C$40,290), net of issue costs of $1,838 (C$2,528)	Description	Approximate use of proceeds spent to December 31, 2024
		(in US$)	(in C$)
The intended use of proceeds is to: (i) fund an expanded exploration and infill drilling program at the Company’s Warintza Project; (ii) fund regional exploration activities in prospective areas surrounding the Warintza Project, including fieldwork on ten new exploration concessions which comprise a land package of approximately 40,000 hectares surrounding the Warintza Project for which an option to acquire was awarded to the Company; and (iii) for working capital and general corporate purposes.	Expanded exploration and infill drilling program at the Company’s Warintza Project
	• Drilling, site preparation, supplies, assays and analysis, property, plant and equipment	$15,874	$22,195
	• Studies	1,703	2,381
	• Salaries, geological consultants and travel	4,211	5,888
	• Community relations, environmental and permitting	747	1,044
	Regional exploration activities in prospective areas surrounding the Warintza Project, including fieldwork of ten new exploration concessions for which an option to acquire was recently awarded to the Company	2,581	3,609
	Working Capital and general corporate purposes	(285)	(398)
	Total	$24,832	$34,719

As at December 31, 2024, the Company has used the proceeds as intended, with approximately $24,832 (C$34,719), of total spent-to-date since the receipt of the proceeds to fund an expanded exploration and infill drilling program at the Company’s Warintza Project, regional exploration activities, including fieldwork on ten new exploration concessions for which an option to acquire was awarded to the Company, and for working capital and general corporate purposes.

Commitments and Contingencies

At December 31, 2024, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$12,839	$–	$–	$–	$12,839
Lease liabilities	216	217	–	–	433
Senior loan principal and interest[1]	–	71,927		–	71,927
Other long-term liability	–	–	–	240	240
Exploration expenses and other	820	1,412	–	–	2,232
	$13,875	$73,556	$–	$240	$87,671

[1]	The interest is calculated using interest rate in effect at December 31, 2024.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Share Capital Information

As at December 31, 2024, the Company had the following securities issued and outstanding:

●	163,234,932 Common Shares

●	14,165,000 Common Shares issuable pursuant to exercise of stock options

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the years ended December 31, 2024 and 2023 is comprised of the following:

For the year ended December 31,	2024	2023
Share-based compensation	$3,054	$4,029
Salaries and benefits	1,704	1,069
Professional fees	552	602
	$5,310	$5,700

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta is the Executive Chairman and a major shareholder of the Company. Total amount charged by Augusta for the year ended December 31, 2024 was $552 (December 31, 2023 – $602).

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

The Company was charged for the following with respect to these arrangements in the year ended December 31, 2024 and 2023:

For the year ended December 31,	2024	2023
Salaries and benefits	$2,244	$2,071
Office and other	469	412
Filing and regulatory fees	54	54
Marketing and travel	19	20
	$2,786	$2,557

MATERIAL Accounting Policies and Estimates

The Company’s accounting policies are described in its consolidated financial statements for the year ended December 31, 2024. The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Effective January 1, 2024, the Company has adopted 'Classification of Liabilities as Current or Non-current (Amendments to IAS 1) and Noncurrent Liabilities with Covenants (Amendments to IAS 1)'. In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of Financial Statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. In October 2022, the IASB published an additional narrow scope amendment to IAS 1 Presentation of Financial Statements and reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which the Company must comply after the reporting date do not affect a liability’s classification at that date. The Company has considered the amendments and concluded that there is no material impact on the consolidated financial statements from the adoption of this amendment.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Determination of functional currencies

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of Solaris is the Canadian dollar, and the functional currency of each subsidiary entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

b)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Significant assumptions related to the reclamation provision are disclosed in Note 9 of the consolidated financial statements.

c)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

d)	Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given the short period for which the Company’s shares have been publicly listed. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in Note 12 of the consolidated financial statements.

e)	Going concern evaluation

As discussed in Note 1 of the consolidated financial statements, the consolidated financial statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for the consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgement about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company must determine whether sufficient financing will be obtained in the near term.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $32,474 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in secured overnight financing rate would have changed net loss by approximately $9 for the year ended December 31, 2024 (December 31, 2023 – $7).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (discussed in Note 1 of the consolidated financial statements). As at December 31, 2024, the Company had cash and cash equivalents of $31,738. In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $45,000 has been received with the remaining amount to be made available based on achieving certain milestones. The Company also received $20,000 on issuance of common shares including $10,000 received on December 11, 2023 and $10,000 on June 10, 2024.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2024, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at December 31, 2024, cash of $15,858 (December 31, 2023 – $37,245), loans and borrowings of $49,206 (December 31, 2023 – $29,363), and accounts payable and accrued liabilities of $421 (December 31, 2022 - $93) are denominated in the US dollar. For the year ended December 31, 2024, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net gain of $1,774 (December 31, 2023 – $378).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company and loans and borrowings, net of cash and cash equivalents. Capital is summarized in the following table:

As at December 31,	2024	2023
Equity attributable to shareholders of the Company	$(17,201)	$17,515
Loans and borrowings	49,206	29,363
	32,005	46,878
Less: Cash and cash equivalents	(31,738)	(38,865)
	$267	$8,013

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing. The Company did not have any externally imposed restrictions as at December 31, 2024 other than those imposed by the Senior Loan. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Risks and Uncertainties

An investment in the Common Shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should invest in the Common Shares. An investor should carefully consider the risks and the other information filed with the Canadian securities regulators before investing in the Common Shares. A discussion of these risks and other factors that may affect the Company’s actual results, performance, achievements or financial position is contained below and in the Company’s Annual Information Form filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Any of the risks and uncertainties described below could have a material adverse effect on the Company’s business and financial condition and accordingly, should be carefully considered in evaluating the Company’s business. The following risk factors are not a definitive list or description of all the risks associated with Solaris’ business but are intended to indicate what management considers to be significant considerations for anyone who reads this MD&A.

Ability to raise funding to continue exploration, development and mining activities

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company expects to incur operating losses in future periods due to continuing expenses associated with advancing its mineral projects, seeking new business opportunities, and general and administrative costs. The Company has relied on cash received from Common Share issuances and advances from the senior secured debt facility to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza Project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of Common Shares and/or advances from the senior secured debt facility in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its longer-term exploration plans. These financing requirements will result in dilution of existing Solaris shareholders. Failure to obtain such financing may result in delay or indefinite postponement of Solaris’ activities.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $45,000 has been received and the remaining amount to be made available based on achieving certain milestones. The Company also received $20,000 on issuance of Common Shares. There are no guarantees that the Company will meet the conditions to receive the additional amounts under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada.

Changes, if any, in mining or investment policies, or shifts in geopolitical dynamics, in the countries where the Company operates may adversely affect our exploration and possible future development activities. In recent years, there has been a substantial increase in political focus on the production and sale of “critical minerals”. Copper has been identified as such a “critical mineral” in multiple jurisdictions, and is the subject of increasingly active industrial policy. The Company expects that, over time, this industrial policy, and the associated political tensions, may limit our ability to undertake business opportunities with actors from non-Western countries. We may also be affected to varying degrees by government regulations with respect to, but not limited to, foreign investment, maintenance of claims, environmental legislation, land use, land claims of Indigenous Groups, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation.

Debt risk

The Company is a party to a $60,000 Senior Loan with Orion. The Company’s ability to make scheduled payments under the Senior Loan and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt.

The Company is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including indebtedness under the Senior Loan. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of debt covenants to third parties, including under the Senior Loan or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Senior Loan and other debt instruments contain several covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. In particular, the Senior Loan restricts the Company’s ability to dispose of assets and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Solaris’ access to capital or increase the cost of capital and may adversely affect Solaris’ operations.

Solaris is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Solaris’ ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Solaris’ operations which could adversely affect the trading price of the Common Shares.

Limited supplies, supply chain disruptions, and inflation

Our exploration activities require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. Global supply chains have been further affected by the current Ukraine-Russia and Israel-Palestine conflicts. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, import tariffs imposed by the United States and potential retaliatory tariffs, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Negative operating cash flow

Solaris has negative operating cash flow and may continue to have negative operating cash flow in future periods. To the extent that Solaris has negative operating cash flow, Solaris will need to continue to deploy a portion of its cash reserves to fund such negative operating cash flow. Solaris expects to continue to sustain losses in the future until it begins to generate revenue from the commercial production of its properties. There is no guarantee that Solaris will ever have commercial production or be profitable.

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Solaris’ business and future prospects. Solaris has no history of earnings, and operating losses are expected to continue for the foreseeable future. There is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. There is no assurance that the Common Shares will provide a return on investment in the future. Solaris has no plans to pay dividends in the future.

No defined reserves with no mineral properties in production or under development

Solaris is an early exploration and development company and all properties are in the exploration stage. Management has not defined or delineated any proven or probable reserves on any of Solaris’ properties. Mineral exploration involves significant risk and few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Management cannot confirm the presence of any proven or probable reserves at Warintza or any other properties. The failure to establish proven or probable reserves could severely restrict Solaris’ ability to implement its strategies for long-term growth. In addition, mineral resource figures are estimates only. The estimates are expressions of judgment based on knowledge, mining industry experience, the analysis of drill and other results, as well as industry practices.

Further, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be classified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Speculative nature of mineral exploration and development

The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Solaris’ mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Solaris’ exploration and development activities will result in any discoveries of commercial bodies of ore, or that any of Solaris’ mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Solaris being unable to receive an adequate return on invested capital.

The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Solaris evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Solaris cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Solaris. See “Uninsurable Risks” below for more details.

Risks from international operations

Changes in political situations may affect the manner in which Solaris operates. The operations of Solaris are conducted in Ecuador, Mexico, Chile and Peru which are exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have, from time to time, targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Solaris operates that affect foreign ownership, mineral exploration, development of mining activities and may affect Solaris’ viability.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty.

In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Relationships with, and claims by, local communities and indigenous groups

Warintza was in a period of inactivity from late 2006 as a result of social unrest within the surrounding communities and lack of support for mineral exploration within Ecuador. In 2018, Solaris restored the relationship with local communities and started to coordinate with the Ministry of Energy and Mines the process for the implementation of the assessment of prior, free and informed consultation mechanism and the identification of consultation subjects. Once the prior consultation finished and with the community’s support Solaris initiated exploration activities in 2019. Solaris has committed to on-going community engagement and returned 2,349.67 ha surface rights to local Shuar Nations of Warints and Yawi as an integral step to restoring the community’s acceptance of activity on Warintza.

During the third quarter of 2020, Solaris and the local Shuar communities of Warints and Yawi announced the signing of the IBA, which was subsequently updated in the first quarter of 2022 and subsequently in the second quarter of 2024. Solaris considers that the consent of the Shuar Centres of Warints and Yawi is important for the development of the project. However, Solaris is open to dialogue with other Shuar Center which are located out of the direct area of influence even it does not means that its consent be necessary to continue with activities of the project. While the IBA represents significant progress for the development of Warintza, continued development at Warintza is largely contingent on the continued support of these local communities. Any deterioration in Solaris’ relationship with these communities would significantly negatively impact the development of Warintza.

In addition, despite the steps taken to restore the local Shuar communities acceptance of activity at Warintza, opposition to mining activities in Ecuador by a number of non-governmental organizations (“NGOs”) and their influence on indigenous groups may ultimately affect permitting, operations, and Solaris’ reputation. Solaris undertakes various initiatives, involving or for the benefits of local communities, in accordance with its responsible and transparent mining strategies. While Solaris is committed to operating in a socially responsible manner, there can be no assurance that its efforts, in this respect, will mitigate any country risk.

PSHA is a representative of certain local communities. While PSHA has voiced complaints regarding Solaris, such complaints have been made without consulting the communities of Warints and Yawi, without consideration of these communities’ rights to self-determination and without consideration of these communities’ voluntary choice to work with Solaris. Regardless, PSHA’s complaints have the potential to harm Solaris’ reputation and, any growth in the influence of PSHA could have the potential to have a material adverse effect on Solaris and its operations. In March 2025 the Company has formed an inter-institutional working group with the PSHA, ratified through the signing of a Letter of Intent.

Geopolitical risk

Warintza is located in Ecuador, South America. As a result, the Project is subject to certain risks and possible political and economic instability specific to Ecuador, such as the outcome of political elections and the possible turnover of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, risk of corruption including violations under applicable foreign corrupt practices laws, military repression, war, civil disturbances, criminal and terrorist acts, arbitrary changes in laws, expropriation, nationalization, renegotiation or nullification of existing agreements and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company and, among impacts, could result in the impairment or loss of mineral concessions or other mineral rights.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Exploration, development or production may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploitation and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. These factors may affect both Solaris’ ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action party was elected as president. In February 2025, a presidential election was held, with no candidate reaching the required level of votes for outright victory. The two leading candidates Daniel Noboa and Luisa Gonzalez will now compete in a presidential run off election which is scheduled to occur in April 2025, to select the next president.

At the beginning of 2024, due to the issues regarding a definition of the “Prior Consultation” and ruling in the Constitutional Court, the indigenous sector and communities have been making statements of alert and monitoring of the Consultation process and statements regarding public rejection of the advance of mining in their territories.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of Solaris and may adversely affect its business.

The Company also faces the risk that future governments may adopt substantially different policies. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect Solaris’ business.

Environmental licenses for exploitation

In order to execute the exploitation phase of mining activities, Solaris must obtain the environmental licenses for such stage, for which it is necessary to comply with a process of prior indigenous consultation and environmental consultation. Prior indigenous consultation, which conforms with the free, prior and informed consultation process, should be regulated by an independent law and currently, in Ecuador, there is no law that regulates the prior indigenous consultation process. This law must be issued by the Ecuadorian National Assembly. The Ecuadorian Constitutional Court ordered the Ecuadorian National Assembly to issue the Prior Indigenous Peoples Consultation Law within one year since its possession in December 2023. Additionally, the Ecuadorian Constitutional Court ordered the Ecuadorian National Assembly to issue a law to regulate the environmental consultation process. Prior indigenous consultation is a different type of process that differs from environmental consultation.

Regarding free, prior and informed consultation, in March 2024 the Ministry of Energy and Mines issued the Manual for the Operationalization of Free, Prior and Informed Consultation, contained in numeral 7 of Article 57 of the Constitution of the Republic of Ecuador for the Issuance of Administrative Measures in Mining Concessions “(the “Manual”)”. On March 13, 2024, the Confederation of Indigenous Nationalities of Ecuador (CONAIE) filed a claim of unconstitutionality against this Manual, which has not been admitted to date.

It is not clear at this time if Solaris will be able or will need to apply for a consultation process following the Manual, or if it will be necessary to wait for the issuance of the corresponding law by the National Assembly. In any case, prior to commencing the exploitation phase of the Warintza Project, the Ecuadorian State (and not Solaris) should conduct further consultation in the area of influence of the project, under the terms and standards provided for in the Constitution, international instruments, the law and the decisions of the Constitutional Court. Prior consultation corresponds exclusively to the Ecuadorian State and not to Solaris. Among the subjects to be consulted are the centres of Warints and Yawi, as well as those other centres defined by the State for such purposes. As the Constitutional Court has stated in reiterated jurisprudence, the project executor (in this case Solaris) cannot participate in the consultation process, since it is an exclusive responsibility of the State. If the State does not apply consultation processes, Solaris may not be able to obtain the environmental license for continuing with its operations in the exploitation stage.

To obtain the environmental license, in accordance with current regulations, an EIA must be submitted to MAATE. For its preparation, a consultant qualified by MAATE was hired, who began the process of gathering field information, including biotic, physical, and social characterization, as well as the analysis of historical data. This process is essential to establish a baseline that, based on the projected exploitation activities, will help define the project’s area of influence, risk management, and ultimately, the environmental management plan for the exploitation phase. The EIA was submitted to MAATE in Q3 2024, and dialogue is ongoing.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Permitting risk

Solaris’ mineral exploration and development activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Ecuador, Mexico, Chile and Peru. Solaris may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties. Delays may occur in connection with obtaining necessary renewals or permits for Solaris’ existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Solaris can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Ecuadorian constitutional court rulings suspending licenses

The Constitutional Court of Ecuador has ordered that the Ecuadorian State issue laws to regulate the exercise of free, prior and informed consultation and environmental consultation which, to date, has not occurred. Even though this has not yet occurred, several courts (including the Ecuadorian Constitutional Court) have issued rulings ordering the suspension of environmental licensing processes and environmental licenses until free and informed prior consultation is carried out. These cases were initiated by constitutional actions filed by people claiming to be members of indigenous peoples living in the project’s area of influence, specifically against the licenses and other administrative acts issued for these projects.

As the communities within the direct area of influence of Warintza, the local Shuar communities of Warints and Yawi, have consented to Solaris’ activities at Warintza, Solaris currently views the risk of a Constitutional Court ruling suspending its licenses as low. Notwithstanding the foregoing, any deterioration in the Company’s relationship with the local communities of Warints and Yawi, or any Constitutional Court ruling suspending Solaris’ environmental license to operate at the Warintza Project coming to fruition, would have a material adverse effect on Solaris and its operations.

Anti-mining sentiment

Anti-mining sentiment in Ecuador has previously resulted in protests at certain extractive projects and multiple mining projects being paralyzed due to opposition and legal action. The Ecuadorian provinces of Pichincha and Azuay are the two provinces that have turned out the most protestors and typically have the highest anti-mining sentiment, in general, in Ecuador. Pichincha is located to the north where referendum results late last year halted mining activity at the Chocó Andino UNESCO site near Quito where there is no activity from the formal sector. The Azuay province is located in the southern region of the country and has a historical anti-mining posture.

By contrast, there has been very little anti-mining sentiment in the Ecuadorian states of Morona Santiago (which hosts the Warintza Project) and Zamora-Chinchipe (which hosts the Fruta del Norte and Mirador projects). For example, to Solaris’ knowledge, the national anti-mining protests in June 2023 turned out zero protestors in the provinces of Morona Santiago and Zamora Chinchipe in the southeastern region of the country where the formal mining sector is located.

The existing anti-mining sentiment in Ecuador has not had a significant impact on the Warintza Project. Notwithstanding the foregoing, any growth of anti-mining sentiment at Warintza or in the province of Morona Santiago could have a material adverse effect on Solaris and its operations.

Failure to comply strictly with applicable laws, regulations and local practices

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

The Company’s concessions are subject to pressure from artisanal and illegal miners

Several of the Company’s concessions are located close to communities with long-standing artisanal, often illegal, mining traditions. Limited economic opportunities in these areas contribute to making gold mining an attractive field of work for local individuals and small associations and companies, who at times view concessions belonging to the Company as particularly attractive targets for alluvial or hard rock mining. In some cases, the local operators (occasionally financed by outsiders), having exhausted development opportunities at their current location may seek to expand or relocate their activities into areas controlled by the Company. In other cases, illegal miners may relocate to one of the Company’s concession areas in response to government pressure that has shut down their prior operations. Local and national political and regulatory authorities may come under pressure to support or not impede the ambitions of these local actors. The Company monitors local mining activities and is in regular contact with regulatory and political authorities to anticipate and manage issues as they arise, however not every incursion can be readily identified. Nonetheless, there is a risk that in the future, due to political or social factors, regulators may make decisions to grant access to artisanal miners that impact the viability of the Company’s projects.

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Land title risk

Although Solaris has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title to Solaris’ properties may be affected by undetected encumbrances or defects or governmental actions. Solaris has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Solaris to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Solaris, which could cause a significant decline in Solaris’ stock price.

Surface rights and access risks

Although the Company acquired the rights to some or all of the minerals in the ground pursuant to its mining concessions, it does not thereby acquire all rights to, or ownership of, the surface to the areas covered by its mining concessions. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out significant exploration work or mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the local jurisdictions in which the Company operates.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Changes in U.S. laws and policies regulating international trade

The recent election of President Trump in the United States may result in legislative and regulatory changes that could have an adverse effect on the Company and its financial condition. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Implementation of new legislative or regulatory policies by the U.S. government could impose additional costs on the Company, decrease U.S. demand for the Company’s products or otherwise negatively impact the Company, which could have a material adverse impact on the Company’s business.

In early February 2025, the U.S. announced a 25% broad-based tariff on goods exported out of Canada into the United States, other than energy products, which would be subject to a 10% tariff. In response, the Canadian government announced that it would impose a 25% tariff on $155 billion of goods imported from the U.S. The U.S. also announced a 25% tariff on goods imported from Mexico and a 10% tariff on goods imported from China. Representatives of the U.S. government have also publicly stated that they are considering imposing tariffs on goods imported from other countries. Prior to the U.S. tariffs on Canadian and Mexican goods becoming effective, they were paused for a month pending further negotiations.

If enacted, these tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that the tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies.

Middle Eastern Conflicts

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centres located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the military campaign against these terrorist organizations has launched a series of responding attacks in Palestine. This conflict has significantly broadened with Israel also battling Hezbollah in Lebanon and significant conflict between Israel and Iran and other Iran backed proxies in the area. In addition, recently the Syrian Assad regime has fallen and it is unknown whether a stable Syrian government will develop.

The outcome of these conflicts has the potential to have wide-ranging consequences on the world economy. There is a risk that these conflicts and developments could lead to wider regional instability in the Middle East, home to some of the world’s biggest oil producers. The long-term impacts of these conflicts remain uncertain.

Russia-Ukraine conflict

In late February 2022, Russia launched a large-scale military attack on Ukraine, which amplified global geopolitical tensions. In response to the military action by Russia, various countries, including Canada, issued broad-ranging economic sanctions against Russia. Such sanctions and any future sanctions against Russia may adversely impact, among other things, the Russian economy, which directly and indirectly affect various sectors of the economy, disrupt the global supply chain, and increase inflationary pressures. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, and therefore have a significant negative effect on the ability of the Company to obtain equity financing to fund additional exploration activities.

Risk of global outbreaks and contagious diseases

Disruptions caused by pandemics, epidemics or infectious disease outbreaks could materially adversely affect our business, operations, financial results and forward-looking expectations. Governments’ emergency measures to combat the spread could include restrictions on business activity and travel, as well as requirements to isolate or quarantine. The duration and magnitude of such impacts will depend on many factors that we may not be able to accurately predict.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Fraud and corruption

Solaris’ operations are governed by, and involve interactions with, many levels of government in numerous countries. Solaris is required to comply with anti-corruption and anti-bribery laws, as well as similar laws in the countries in which Solaris conducts business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws.

Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Solaris’ internal procedures and programs may not always be effective in ensuring that Solaris, its employees, contractors or third-party agents will comply strictly with such laws. If Solaris becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Solaris’ operations.

Ethics and business practices

Solaris maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Solaris may in the future become subject to legal proceedings

Solaris may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Solaris cannot reasonably predict the likelihood or outcome of any actions should they arise. If Solaris is unable to resolve any such disputes favorably, it may have a material adverse effect on Solaris’ financial performance, cash flows, and results of operations. Solaris’ assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Solaris’ properties, especially where mineral reserves have been located, could result in Solaris losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Solaris’ operations due to the high costs of defending against the claim. If Solaris loses a commercially viable property, such a loss could lower its future revenues, or cause Solaris to cease operations if the property represents all or a significant portion of Solaris’ mineral reserves.

Tax regime in Ecuador

The tax regime in Ecuador may be subject to differing interpretations, is subject to change without notice and the Company’s interpretations may not coincide with that of the Ecuadorian tax authorities. In order for there to be restrictions on the repatriation of earnings, the Government of Ecuador would need to reform through the National Assembly the Organic Code of Production, Commerce and Investment that grant rights to freely repatriate earnings. As a result, the taxation applicable to transactions and operations may be challenged or revised by the Ecuadorian tax authorities, which could result in significant additional taxes, penalties and/or interest. Given the complexity of the tax calculations and interpretations, there is a risk that the currently expected taxation regime will not be applied or that different tax authorities will not agree with the calculations which may negatively impact the Company and the economic feasibility of the Warintza Project.

There is also a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and the Company has no control over withholding tax rates. In addition, there are certain laws and regulations enacted in Ecuador that impose a capital gains tax on profits derived from the sale of shares, ownership interests and other rights, such as grant of rights for exploration concessions, exploitation, or similar activities of companies with permanent establishments in the country. The impact of these laws and regulations on the Company or its shareholders has not yet been determined.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces against substantially all of Solaris’ assets which are located outside Canada.

Commodity price risk

The price of Common Shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of copper, molybdenum and gold. Copper, molybdenum and gold prices fluctuate widely and are affected by numerous factors beyond Solaris’ control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Exchange rate fluctuations

Solaris reports its results in U.S. dollars, while many of Solaris’ investments, costs and revenues may be denominated in other currencies. This may result in additions to Solaris’ reported costs or reductions in Solaris’ reported revenues. Fluctuations in exchange rates between currencies in which Solaris invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Solaris’ underlying operations.

Joint ventures

Solaris may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Solaris’ concessions). There is a risk any future joint venture partner does not meet its obligations and Solaris may therefore suffer additional costs or other losses. It is also possible that the interests of Solaris or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Solaris may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Property commitments

The properties held by Solaris may be subject to various land payments and/or work commitments. Failure by Solaris to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration and development activities depend, to one degree or another, on adequate infrastructure. The costs, timing and complexities of developing Solaris’ projects may be greater than anticipated for certain property interest without access to reliable roads, bridges, power sources and water supply. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Solaris’ operations, financial condition and results of operations.

Water management

Water is a critical resource for the Company’s operations and inadequate water management and stewardship could have a material adverse effect on the Company and its operations. While certain aspects relating to water management are within the Company’s control, extreme weather events can negatively impact the Company’s water management practices. These can consequently impact operations, disrupt production, increase costs and damage site and ancillary infrastructure.

The Company’s production estimates are dependent on, among other things, water supply, water storage and water quality, and production may be adversely impacted by availability of any of those conditions. Inadequate water supply or poor water management can directly affect capital and operating costs. Solaris could encounter business disruptions and operational difficulties in addressing too much water or too little water resulting in an under supply of water at the Company’s operations, which the mills require to operate. Both of which could lead to production and other disruptions and impact the Company’s business, financial position and results of operations.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Mining, processing, development and exploration activities are dependent on adequate infrastructure and reliable water supply and water management. Failure to properly manage water levels or properly treat water can lead to treated water quality that is too low to allow for discharge when needed or other challenges in the ability to store water in the amounts required. The Company may also not be able to discharge water when needed for regulatory reasons outside of its control, including drought conditions where the receiving environment has insufficient capacity. Poor water management and discharge control may not only result in contaminants exceeding permitted limits, but also the suspension of operations at the Company’s mine sites. There can be no guarantees that Company’s current water management plans will be sufficient or perform as intended, and there can be no assurances that the Company will be able to discharge water when needed, which could subject the Company to liability and affect the Company’s business, financial condition and results of operations.

Insufficient water management practices could lead to damage to site infrastructure and have a direct impact on the Company’s operations and production. Underperformance or ineffective maintenance of the stabilization and dewatering of its tailings storage facility structures, or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property.

Properties located in remote areas

Solaris’ exploration and development properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Solaris’ operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Solaris’ business and results of operations.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Solaris on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Solaris’ exploration programs.

Dependence on highly skilled personnel

Solaris’ prospects depend in part on the services of key Board members, executives and other highly skilled and experienced personnel focused on managing Solaris’ interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Solaris’ inability to attract and retain additional highly skilled employees required for Solaris’ activities may have a material adverse effect on its business or future operations. Solaris does not currently maintain “key person” life insurance on any of its key employees.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Solaris competes with other mining companies, many of which have greater financial resources than Solaris, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Significant shareholders

Each of Solaris’ significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Solaris and the approval of certain corporate transactions. Solaris’ significant shareholders’ respective interests may differ from the interests of Solaris or its other shareholders. The concentration of ownership of the Common Shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Solaris.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Conflicts of interest

Certain of the directors and/or officers of Solaris also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Solaris and Solaris shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Uninsurable risks

As mentioned above, Solaris’ business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Solaris maintains insurance to protect against these losses at levels consistent with industry practice. However, Solaris may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Solaris or to other companies in the mining industry on acceptable terms.

Solaris might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Solaris to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Information systems

Targeted attacks on Solaris’ systems (or on systems of third parties that Solaris relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Solaris’ IT systems could result in disruptions to Solaris’ operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Solaris must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Public company obligations

Solaris is subject to evolving corporate governance and public disclosure regulations that have increased both Solaris’ compliance costs and the risk of non-compliance, which could adversely impact Common Share price.

Solaris is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the SEC, the TSX, NYSE American and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Solaris may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Solaris may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Solaris’ failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Solaris’ business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Solaris’ operating results or cause it to fail to meet its reporting obligations.

Solaris may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Solaris in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Solaris’ management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Solaris’ financial and disclosure controls will detect or uncover all failures of persons within Solaris to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Solaris’ controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and Common Share price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Common Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Solaris often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Solaris does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Solaris is unable to obtain such additional financing, any investment in Solaris may be materially diminished in value or lost.

The value of the Common Shares, as well as Company’s ability to raise equity capital, may be impacted by future issuances of Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. The Company may issue more Common Shares in the future. Sales of substantial amounts of Common Shares (including Common Shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Common Shares and the ability of the Company to raise equity capital in the future.

Future sales of Common Shares by existing shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Company to raise capital through future sales of Common Shares.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

The countries in which Company operates (including in particular, Ecuador) have diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at Warintza could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Environmental risks and hazards

All phases of the Company’s consolidated operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, including potential loss of title, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Changes in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, the Company expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfire seasons or prolonged drought which could have the potential to disrupt the Company’s operations. Effects of climate change or extreme weather events could cause prolonged disruption to the delivery of essential commodities, which may cause the Company’s production efficiency to be reduced.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MDA, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

As a “foreign private issuer”, the Company is exempt from Section 14 Proxy Rules and Section 16 of the Securities Exchange Act of 1934

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in the Company’s securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in the Company’s securities.

Claims under U.S. securities laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent chartered public accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the year ended December 31, 2024, the DC&P have been designed and are operating effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, ICFR have also been designed and are operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and our ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended December 31, 2024.

Qualified Person

The technical information contained in this document related to the MRE was based upon the Technical Report entitled “Mineral Resource Estimate Update - NI 43-101 Technical Report, Warintza Project, Ecuador” with an effective date of July 1, 2024, prepared under the supervision of Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is a “Qualified Person” as defined in NI 43-101. The corresponding Technical Report disclosing the MRE in accordance with NI 43-101 is available on the Company’s website and on SEDAR+ under the Company’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov. The remaining technical information contained in this document has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in NI 43-101. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).